Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

April 22, 2024

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus, Esq., Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: North Square Investments Trust (the “Trust” or the “Registrant”)

File Nos. 333-226989; 811-23373

Dear Ms. McManus,

On February 13, 2024, the Trust, on behalf of its series, Fort Pitt Capital Total Return Fund (the “Fund”), filed Post-Effective Amendment No. 29 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“Securities Act”), to register shares of the Fund. On March 27, 2024, you provided comments to the Amendment, delivered by telephone to Robert M. Kurucza, Esq. and Karen Jacoppo-Wood, Esq.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Trust has authorized me to make on its behalf. Where applicable, revisions indicated in response to your comments will be reflected in an amendment to the Registrant’s Registration Statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the Amendment.

GENERAL

Comment 1. We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).

Response. The Registrant acknowledges the responsibility described above.

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COVER

Comment 2. Please revise the outside front cover of the Prospectus to include the Commission legend pursuant to Rule 481(b)(1) under the Securities Act.

Response. The Registrant has included the legend as follows:

The United States Securities and Exchange Commission (the “SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

FEES AND EXPENSES OF THE FUND

Comment 3. Please confirm that Acquired Fund Fees and Expenses (“AFFE”) for the Fund are expected to not exceed 0.01% of the average net assets of the Fund and that is why there is no caption for AFFE in the Fund’s fee table.

Response. The Registrant confirms that AFFE for the Fund are not expected to exceed 0.01% of the average net assets of the Fund and, accordingly, that is why there is no caption for AFFE in the Fund’s fee table.

Comment 4. Please revise footnote (2) to the fee table to clarify that only the Board of Trustees may amend or terminate the Fund’s expense limitation agreement. Please also revise footnote (2) to clarify that the Advisor may request recoupment of previously waived fees if the reimbursement will not cause the Fund to exceed the lesser of the expense limitation in place at the time of the management fee reduction and expense payment or the expense limitation in place at the time of the reimbursement.

Response. The Registrant has revised the disclosure as follows:

(2)	Fort Pitt Capital Group, LLC (the “Advisor”), has contractually agreed to waive all or a portion of its management fees and reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses (“AFFE”), extraordinary expenses, Rule 12b-1 fees, shareholder servicing fees or any other class-specific expenses) do not exceed [ ]% of the Fund’s average daily net assets (“Expense Cap”). The Expense Cap will remain in effect through at least [ ], and may be amended or terminated only by the Fund’s Board of Trustees (the “Board”). The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived, payments made or expenses reimbursed to the Fund for a period ending 36 months after the date of the waiver, payment or reimbursement. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived, payments made or expenses
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reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement.

Comment 5. The Predecessor Fund has previously waived fees and paid expenses that are subject to recoupment by the Advisor under certain conditions. Please disclose if the Advisor’s right to recoupment of previously waived fees and paid expenses from the Predecessor Fund will survive the Reorganization.

Response. The Registrant confirms that the Advisor’s right to recoupment of previously waived fees and paid expenses from the Predecessor Fund will not survive the Reorganization.

PRINCIPAL INVESTMENT STRATEGIES

Comment 6. With respect to fixed income investments, please expand the disclosure to clarify whether fixed income investments may include corporate, mortgage backed securities and foreign government securities.

Response. The Registrant confirms that the Fund will not invest in corporate, mortgage backed securities or foreign government securities and therefore has not revised the disclosure.

Comment 7. The Fund may invest in ADRs. If the Fund expects that foreign investments will include emerging markets securities, please disclose this and provide a corresponding description of the risks associated with investments in the securities of emerging markets. If applicable, please disclose the how the Advisor defines an emerging market country.

Response. The Registrant confirms that the Fund’s foreign investments will not include emerging markets securities and therefore has not revised the disclosure.

PERFORMANCE

Comment 7. Please supplementally explain the business purpose of the Reorganization.

Response. The Advisor requested that the Advisors Series Trust Board consider the Reorganization because the Advisor believes that the Predecessor Fund and its shareholders would benefit by becoming a series of the Trust. Specifically, the Advisor stated its belief that the services and fee arrangements offered to the Predecessor Fund through the Reorganization would be in the best interests of shareholders given that, among other benefits, the overall fees and expenses are anticipated to be no greater than those of the Predecessor Fund. The Advisor believes the Reorganization will also result in greater distribution opportunities from access to additional intermediary platforms and enhanced marketing services to be provided by the distributor of the Fund, Ultimus Fund Distributors, LLC.

Comment 8. Please disclose, if true, that, following the Reorganization, the Predecessor Fund will be the accounting survivor.

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Response. Following the Reorganization, the Predecessor Fund will be the accounting survivor. The Registrant has revised the disclosure as follows:

The Fund is a continuation of the Predecessor Fund, and assumed the performance and accounting history of the Predecessor Fund on the date of the Reorganization. Therefore, the performance information includes the performance of the Predecessor Fund.

Comment 9. Please supplementally explain plans for filings related to the Reorganization.

Response. Shareholder approval of the Reorganization will be solicited through Form N-14, notwithstanding the Registrant’s belief that the use of Schedule 14A in lieu of Form N-14 in these circumstances is fully consistent with the Staff’s no-action guidance relating to Rule 145(a)(2) under the Securities Act and long-standing accepted industry practice.

Comment 10. The disclosure in the Amendment contemplates that the Reorganization has taken place. Please confirm to the Staff that the Fund will not engage in a public offering of its shares under the Securities Act until the proposed Reorganization of the Predecessor Fund with and into the Fund is complete.

Response. The Registrant confirms to the Staff that the Fund will not engage in a public offering of its shares under the Securities Act until the proposed Reorganization of the Predecessor Fund with and into the Fund is complete. The Fund was newly created specifically for such Reorganization and the Reorganization is contingent upon the approval of the Reorganization by the Predecessor Fund’s shareholders.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11. Under Fundamental Investment Policies and Restrictions, please include the phrase “or group of industries” in the Fund’s policy on concentration, per Item 16 of Form N-1A.

Response. The Registrant has revised the disclosure as follows:

(1)	Concentration: The Fund may not concentrate (invest 25% or more of its total assets) in securities of issuers in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities). With respect to the Fund’s fundamental investment policies and restrictions adopted by the Trust, “concentration” involves the Fund investing 25% or more of its total assets in securities of issuers in a particular industry or group of industries.

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If you have any questions or need further information, please call me at 202-737-8833.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: K. Jacoppo-Wood, Esq.

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